[AUSTIN GOLD LETTERHEAD]

January 14, 2022

Division of Corporation Finance
Office of Energy & Transportation

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated January 12, 2022
Austin Gold Corp.
Amendment No. 2 to Registration Statement on Form S-1 Filed January 4, 2022
File No. 333-260404

Ladies and Gentlemen:

This letter responds to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in your letter dated January 12, 2022 (the “Comment Letter”) regarding the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) of Austin Gold Corp. (the “Company”, or “our”). For your convenience, the Company’s numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.

Our responses are as follows:.

Amendment No. 2 to Registration Statement on Form S-1

Exhibits

Staff Comment No. 1

1.	We note that the legality opinion filed as Exhibit 5.1 states that the opinions "are provided solely for the benefit of the party to whom it is addressed in connection with the Offering," and limits reliance by any other person. We note also that it appears that the legality opinion is addressed to the registrant. Please have counsel revise the opinion to avoid the implication that purchasers in the offering are not entitled to rely on the opinion. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

United States Securities and Exchange Commission
January 14, 2022

Company Response

1.	The legal opinion filed as Exhibit 5.1 has been revised to remove the language stating that the opinions “are provided for the benefit of the party to whom it is addressed in connection with the Offering” and refiled as Exhibit 5.1 to Amendment No.3 to the Registration Statement.

Should you have any further comments or questions about the amended Registration Statement or this letter, please contact our legal counsel, Jason K. Brenkert of Dorsey & Whitney LLP at 303-352-1133 or brenkert.jason@dorsey.com. We thank you for your time and attention.

Very truly yours,

AUSTIN GOLD CORP.

By:	/s/ Dennis Higgs
Dennis Higgs
President